CONFIDENTIAL TREATMENT REQUESTED

BY FOX FACTORY HOLDING CORP.

Fox Factory Holding Corp.

915 Disc Drive

Scotts Valley, CA 95066

FOX FACTORY HOLDING CORP. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF
THIS LETTER UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE AND THE COMPANY DELIVERED A COMPLETE
UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

May 28, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ryan Adams, Esq.

Re: Fox Factory Holding Corp. – Confidential Submission of Draft Registration Statement

Ladies and Gentlemen:

On May 13, 2013, Fox Factory Holding Corporation (“Fox” or the “Company”) confidentially submitted a draft Registration Statement on Form S-1 (the “DRS”) pursuant to the Jumpstart Our Business Startups Act of 2012. Approximately 76% of the outstanding shares of Fox are held by Compass Group Diversified Holdings LLC, a Delaware limited liability company (“Compass”), and 100% of the outstanding interests in Compass are held by Compass Diversified Holdings, a Delaware statutory trust (“Holdings”). The outstanding interests of Holdings are traded on the New York Stock Exchange under the symbol “CODI.”

In connection with the submission of the DRS, Fox desires to submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in order to provide the Staff with additional information regarding recent stock options granted by the Company. These grants were made in February 2012, June 2012, December 2012 and March 2013 and are listed in the table that appears on page 69 of the DRS (collectively the “Option Grants”). The information in this letter does not change the disclosures set forth on pages 67 through 70 of the DRS.

Common Stock Valuations

As set forth on page 69 of the DRS, the Company believes that the exercise prices established for each of the Option Grants equals the fair value of the underlying shares of common stock as of the grant date. Such fair values were established pursuant to a process which substantiates this position.

Periodically, valuations of the Company are performed by Holdings, which valuations are completed by Holdings for purposes of its financial reporting. These valuations utilize multiples which were applied to the Company’s trailing twelve-month Adjusted EBITDA to establish a reasonable value of the Company as of the most recent fiscal quarter. The multiples utilized in these valuations were compared to a weighted range of possible multiples established annually by an independent investment banking firm and were consistently within this range.

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U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY FOX FACTORY HOLDING CORP.
May 28, 2013

In determining its valuation analysis, the independent investment banking firm analyzed the Company’s historical and forecasted financial performance and considered a number of objective and subjective factors, including trends in the Company’s industry and the lack of liquidity of the Company’s capital stock. To perform its analyses, such firm used a methodology which considered comparable acquisition analyses, comparable company analyses and discounted cash flow analyses. These methodologies are discussed in greater detail below. Total equity value was determined by arriving at an enterprise value and then deducting debt and assumed transaction costs from the enterprise value. The equity value per share was determined by dividing the total equity value by the number of diluted shares outstanding using the Treasury Stock Method to dilute the number of shares.

The discounted cash flow analysis used in determining the Company’s enterprise value was based on the estimated present value of future cash flows the Company’s business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is known as the terminal value. The terminal value was determined by using a range of reasonable terminal multiples.

The comparable public company analysis used in determining the Company’s enterprise value involved analyzing transaction and financial data of publicly-traded companies. Comparable companies were selected based on a number of criteria, including the comparability of their operations, size and growth prospects to the Company. An enterprise value and an EBITDA multiple were then determined for each of the comparable companies. The range of multiples was reduced to account for the lack of liquidity and marketability of the Company since it is a private company.

The independent investment banking firm also used a comparable acquisition analysis to determine the Company’s enterprise value. This analysis involved analyzing sales of comparable companies in the Company’s industry. For comparable transactions, the valuation firm calculated multiples of the latest-twelve month enterprise value to EBITDA.

The valuations are reviewed quarterly by Holdings and revised as necessary. Various factors, such as an assessment of any discrete events or exposure to actual or potential contingencies which have impacted, or which may impact, the Company’s earnings for the relevant period are considered in determining the multiple of EBITDA to be used to calculate enterprise value and implicitly the calculated equity value for the Company. For all valuations as of December 31, 2012 and prior, a public offering by the Company was not considered the most likely liquidity event by the Company. This selected valuation is then used to establish a fair value for the Company’s common stock, which fair value is in turn used by the Board of Directors of the Company (the “Board”) to determine the exercise price of the options for the applicable Option Grants. For the period from January 1, 2012 to March 31, 2013, the following valuations were completed:

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U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY FOX FACTORY HOLDING CORP.
May 28, 2013

(in thousands, except share price)
	February 2012		June 2012 – Before Recapitalization (1)		June 2012 – After Recapitalization (1)		October 2012		December 2012
Adjusted EBITDA (2)	$	[***]†	$	[***]†	$	[***]†	$	[***]†	$	[***]†
Calculated equity value (3)	$	[***]†	$	[***]†	$	[***]†	$	[***]†	$	[***]†
Calculated shares		[***]†		[***]†		[***]†		[***]†		[***]†

Share price		$340.91		$330.96		$239.33		$287.86		$352.52

(1)	On June 18, 2012, the Company entered into an amendment to its inter-company loan agreement (“Loan Agreement”) with its majority stockholder, Compass in connection with its recapitalization (the “Recapitalization”). The Loan Agreement was amended to (i) provide for term loan borrowings of $60.0 million and an increase to the revolving loan commitment of $2.0 million and to permit the proceeds thereof to fund cash distributions totaling $67.0 million by the Company to stockholders, (ii) extend the maturity dates of the term loans under the Loan Agreement, and (iii) modify borrowing rates under the Loan Agreement. All other material terms and conditions of the Loan Agreement were unchanged. In conjunction with the Recapitalization, modifications were made to certain employee stock option agreements. These modifications included accelerating the vesting of options exercisable for the purchase of 19,421 shares of common stock and adding a net share settlement feature to the agreements. Additionally, certain stock option agreements were cancelled and replacement options were issued with a lower exercise price pursuant to the anti-dilution provisions in the underlying agreements. The lower exercise price of the replacement options reflects the change in value of the underlying stock, which resulted from the Recapitalization. Modification accounting was applied to the replacement options and any excess fair value of the replacement award over the fair value of the cancelled award will be recorded as compensation cost over the remaining vesting period of the grants. The vested options were exercised through a cashless net share settlement, and the resulting shares were immediately repurchased by Compass. Settlement accounting was applied to these options and stock-based compensation expense was recorded to recognize expense for the previously unvested portion, as well as for any excess of the cash settlement amount over the fair value of the awards immediately before the effective settlement.

(2)	The Company believes that Adjusted EBITDA is the most pertinent measure for this purpose as it furthers an understanding and evaluation of the Company’s core operating performance and trends. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of the core business. Adjusted EBITDA as utilized in valuations performed by Compass at each date represent the trailing 12-months.

(3)	The calculated equity value represents the product of Adjusted EBITDA and multiples ranging from [***]† to [***]†, minus outstanding debt less assumed sale expenses and other costs ranging from $[***]† to $[***]†. The assumed Adjusted EBITDA multiples are compared to a range as determined by an independent investment banking firm.

†	The Company has requested confidential treatment of the redacted portions of this letter under Rule 83 of the SEC’s Rules of Practice and the Company delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

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U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY FOX FACTORY HOLDING CORP.
May 28, 2013

The following discussion presents the determination by the Board of the fair value per share of the Company’s common stock underlying each of the Option Grants and the exercise price for such Option Grants, together with the determination of the fair value per share of the Company’s common stock for financial reporting purposes for the respective periods as follows:

February 2012 Option Grants

For options granted in February 2012, the Company relied on a calculated equity value utilizing the Company’s trailing twelve month Adjusted EBITDA as of December 31, 2011 (the most recently ended quarter) and a multiple of [***]†. As a result of its analysis, the Company determined that the fair value of its common stock for financial reporting purposes was $340.91, consistent with the contemporaneous valuation utilizing the calculated equity value approach. Accordingly, the Board determined that it was appropriate to set the exercise price of these options at $340.91 per share.

June 2012 Option Grants

For options granted in June 2012 after the Recapitalization, the Company relied on its post-recapitalization June 2012 calculated equity value utilizing the Company’s trailing twelve month Adjusted EBITDA as of March 31, 2012 (the most recently ended quarter and as adjusted for the Recapitalization) and a multiple of [***]†. As a result of its analysis, the Company determined that the fair value of its common stock for financial reporting purposes was $239.33, consistent with the contemporaneous valuation utilizing the calculated equity value approach. Accordingly, the Board determined that it was appropriate to set the exercise price of these options at $239.33 per share. The decline in the valuation from the February 2012 grants was primarily due to the payment by the Company of a cash dividend of $67.0 million to its shareholders and the additional indebtedness incurred by the Company to fund the cash dividend, both in connection with the Recapitalization in June 2012.

October 2012 and December 2012 Option Grants

For options granted in October and December 2012, the Company relied on a calculated equity value utilizing the Company’s trailing twelve month Adjusted EBITDA as of September 30, 2012 (the most recently ended quarter) and a multiple of [***]†. As a result of its analysis, the Company determined that the fair value of its common stock for financial reporting purposes was $287.86, consistent with the contemporaneous valuation utilizing the calculated equity value approach. Accordingly, the Board determined that it was appropriate to set the exercise price of these options at $287.86 per share.

March 2013 Option Grants

For options granted in March 2013, the Company relied upon a calculated equity value utilizing the Company’s trailing twelve month Adjusted EBITDA as of December 31, 2012 (the most recently ended quarter) and a multiple of [***]†. As a result of its analysis, the Company determined that the fair value of its common stock for financial reporting purposes was $352.52, consistent with the contemporaneous valuation utilizing the calculated equity value approach. Accordingly, the Board determined that it was appropriate to set the exercise price of these options at $352.52 per share.

†	The Company has requested confidential treatment of the redacted portions of this letter under Rule 83 of the SEC’s Rules of Practice and the Company delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

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U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Division of Corporation Finance	BY FOX FACTORY HOLDING CORP.
May 28, 2013

Conclusion

As noted above, the Company believes it has a process and methodology which substantiates its position that the exercise price for each of the Option Grants equaled the fair value of the underlying shares of common stock as of the date of grant. If you have any questions regarding this letter, please contact the Company’s legal counsel, Stephen Cooke at Paul Hastings, 695 Town Center Drive, 17th Floor, Costa Mesa, CA 92626, (714) 668-6264 or stephencooke@paulhastings.com.

Respectfully submitted,

Fox Factory Holding Corp.

By:	/s/ ZVI GLASMAN
Zvi Glasman, Chief Financial Officer

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